SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

_____________________________________________________________________

Name: Susa Registered Fund, L.L.C.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o Susa Fund Management LLP

5th Floor
19 Berkeley Street
London, W1J 8ED, United Kingdom

Telephone Number (including area code): +44 20 7399 0960

Name and address of agent for service of process: c/o National Corporate Research Ltd.

615 South DuPont Highway
Dover, DE 19901

Copy to:

Kenneth S. Gerstein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York, 10022

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

X Yes       No

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 24th day of December, 2013.

SUSA REGISTERED FUND, L.L.C.

By:	/s/ Graeme White
Name: Graeme White
Title: Authorized Person